Exhibit 99.1

Contact:	Patrick Suehnholz
Director of Investor Relations
Greenhill & Co., Inc.
(212) 389-1800

For Immediate Release

Greenhill Announces Plan for Recapitalization and Major Share Repurchase

•	Primary objectives are to increase tax efficiency, reduce cost of capital, increase employee alignment with shareholders, and enhance long term shareholder value

•	Plan to borrow $300 million in a Term Loan B (“TLB”) financing led by Goldman Sachs

•	Chairman and Chief Executive Officer each to purchase $10 million in newly issued common stock

•	Loan and equity proceeds to be used to repay all existing debt and repurchase up to $235 million of common stock

•	Plan to shortly launch a tender offer to repurchase up to 9 million shares at a price of $17.00 per share, contingent on completion of the TLB financing

•	Following completion of the tender offer, the remainder of the $235 million share repurchase program expected to be implemented through open market purchases or other means

•	Greenhill directors, management and key employees will not participate in the tender offer, thereby substantially increasing their aggregate economic ownership of the Firm

•	Quarterly dividend to be substantially reduced or eliminated in order to focus future cash flow on debt repayment

•	Firm operations, strategy and all aspects of service to clients globally remain unchanged

NEW YORK, NEW YORK, September 25, 2017 – Greenhill & Co., Inc. (NYSE: GHL) today announced plans for a leveraged recapitalization to put in place a capital structure designed to enhance long term shareholder value in the context of its current equity valuation, current tax rates and current opportunities in the credit market. The plan is intended to reduce taxes, increase earnings per share and increase employee alignment with shareholders, while offering those wishing to monetize their shares a significant opportunity for liquidity at a premium to the current share price.

The initial step in the recapitalization is to borrow $300 million under a Term Loan B (“TLB”) structure. Goldman, Sachs & Co. has been engaged to lead the syndication of, and has underwritten, this financing. The TLB is expected to have a 5 year term, and other terms of the TLB are being finalized and will be disclosed upon completion.

We expect that the net proceeds from the TLB financing, together with equity sale proceeds, will be used to repay all of the Firm’s existing bank debt and to help fund the repurchase of up to $235 million of shares. To effect such repurchase, the Firm expects to shortly commence a tender offer to repurchase 9 million shares (approximately 30% of shares outstanding) at a fixed price of $17.00 per share (an 18% premium to the closing price on September 25, 2017), conditional on completion of the TLB financing. Following completion of the tender offer and the 10 business day period provided by the tender offer rules, the remainder of the $235 million share repurchase program is expected to be implemented through open market purchases or other means. The price and timing of share repurchases, as well as the total funds ultimately expended will be subject to market conditions and other factors, such as our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, any contractual restrictions and other factors we deem relevant. Once the $235 million share repurchase program is completed, the Firm expects to refrain from share repurchases (although it expects to continue to make repurchases of share equivalents through tax withholding on vesting RSUs) for a period of time in order to focus cash flow on debt repayment.

In order to improve tax efficiency and accelerate the future repayment of debt, the Firm expects to substantially reduce or eliminate its quarterly dividend. The previously announced quarterly dividend, payable on September 27, 2017 to shareholders of record as of September 13, 2017, is unaffected, and will be paid as scheduled.

In order to further align interests of key employees with shareholders, management and key employees will not participate in the tender offer. In addition, certain members of management and other select employees have been granted restricted stock units that cliff vest at the end of 5 years, subject to continued employment through such time and repayment of the TLB. Also, effective as of January 1, 2018 and through December 31, 2022, the Firm’s Chief Executive Officer requested to forego 90% of his base salary, and in lieu thereof the Board’s Compensation Committee has granted him a $2.75 million award of restricted stock units that cliff vest at the end of 5 years, subject to continued employment through such time and repayment of the TLB. In addition, the Firm’s Chairman and its CEO have each agreed to purchase from the Firm $10 million of newly issued common stock at the tender offer price per share, the proceeds of which will be used by the Firm to fund a portion of the planned share repurchase. Depending on the average price at which shares are repurchased through the tender offer and subsequent open market purchases, upon completion of the plan employees and directors are expected to collectively own close to half of the economic interests in the Firm, with a significant portion of that in the form of restricted stock that vests over time.

For shareholders wishing to continue their equity ownership, this plan offers an opportunity to participate in a leveraged equity position where employee ownership is more closely aligned with outside shareholders. At the same time, shareholders who are concerned with higher leverage, a substantially reduced or eliminated dividend, and/or possible reduced liquidity of shares post the recapitalization plan have the opportunity to exit all or a significant part of their holdings at a premium to today’s market price.

For employees, this plan offers a leveraged opportunity to participate in future value creation at the Firm through their current and future equity ownership positions. Employees as a group will have significantly increased ownership going forward, while also maintaining the long term liquidity opportunity that is provided by a continuing public company structure.

For clients, the plan has no effect, other than the fact that the plan is designed to enhance the Firm’s ability to attract and retain top talent at all levels.

For the Firm, the plan should result in reduced corporate income taxes, higher earnings per share and an increased opportunity for value creation through accessing the credit as well as equity markets. The Firm’s operating strategy of focusing on important transactions for important clients around the world, as well as its financial strategy of focusing on long term profit and cash generation alongside prudent growth, remains unchanged.

“We were the first firm of our kind to do an IPO more than 13 years ago, and for many years we maximized shareholder value through a largely unleveraged balance sheet, high profitability and cash generation, a substantial quarterly dividend and recurring share repurchases to maintain a roughly flat share count. In fact, during our public company history we have paid out more than $630 million in dividends and spent a further $620 million on share repurchases, before taking into account the repurchase plan being announced today. Given recent developments in the credit and equity markets, we now believe we can better maximize shareholder value by accessing credit as well as equity markets and implementing a more tax efficient structure. In addition, while we have always benefited from a highly motivated and loyal team of talented bankers, demonstrated by 9 senior new recruits this year and a current ranking by Vault as the 6th best place to work among the top 50 financial services firms, we believe a significantly increased collective equity ownership stake should provide even greater incentives for strong performance going forward. In that regard, Bob Greenhill and I are pleased to significantly increase our investment in the Firm. At the same time, we recognize that the Firm’s post recapitalization structure may not be desirable for all current shareholders and therefore we are offering an opportunity for shareholders to sell all or a substantial part of their position at a premium valuation through the tender offer,” Scott L. Bok, Chief Executive Officer, said.

Separately, the Firm announced that Patrick Suehnholz, who joined the Firm’s corporate advisory team in 2010, has been appointed Director of Investor Relations, a role he will play alongside his administrative role as Chief Operating Officer of Investment Banking.

Greenhill & Co., Inc. is a leading independent investment bank entirely focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and capital raising to corporations, partnerships, institutions and governments globally. It acts for clients located throughout the world from its offices in New York, Chicago, Dallas, Frankfurt, Hong Kong, Houston, London, Melbourne, San Francisco, São Paulo, Stockholm, Sydney, Tokyo and Toronto.

Additional Information Regarding the Tender Offer

The tender offer described in this press release (“the Offer”) has not yet commenced. This press release is for informational purposes only. This press release is not a recommendation to buy or sell Greenhill & Co., Inc. common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Greenhill & Co., Inc. common stock or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission by Greenhill & Co., Inc. The Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Greenhill & Co., Inc. will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or the investor relations section of Greenhill & Co, Inc.’s website at www.greenhill.com.

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